SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Sotheby’s

(Name of Issuer)

Common Stock, par value
$0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107	13D	Page 2 of 5
(1) NAMES OF REPORTING PERSONS Third Point LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) AF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,668,229 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,668,229 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,668,229 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
(14) TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 835898107	13D	Page 3 of 5
(1) NAMES OF REPORTING PERSONS Daniel S. Loeb
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) AF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,668,229 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,668,229 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,668,229 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
(14) TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sotheby’s, a Delaware corporation (the “Issuer” or the “Company”), and amends the Schedule 13D filed on August 26, 2013, as amended by each of Amendment No. 1 filed on October 2, 2013, Amendment No. 2 filed on February 27, 2014, Amendment No. 3 filed on March 13, 2014, Amendment No. 4 filed on March 26, 2014, Amendment No. 5 filed on May 6, 2014, Amendment No. 6 filed on February 29, 2016, Amendment No. 7 filed on August 16, 2016, Amendment No. 8 filed on November 2, 2018, and Amendment No. 9 filed on May 10, 2019 (the “Original Schedule 13D” and, together with this Amendment No. 10, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 10 is being filed to amend Item 4, Item 5, Item 6 and Item 7 as follows:

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On June 16, 2019, the Issuer and BidFair USA LLC, a Delaware limited liability company (“Parent”), and BidFair MergeRight, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer, with the Issuer surviving such merger as a wholly owned subsidiary of Parent (the “Merger”).

Concurrently with the execution of the Merger Agreement, certain investment funds or vehicles managed by certain of the Reporting Persons (the “Funds”) entered into a Voting and Support Agreement (the “Voting Agreement”) with the Parent and Merger Sub pursuant to which the Funds agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote (a) in favor of (i) adopting the Merger Agreement and the other transactions contemplated by the Merger Agreement and (ii) any proposal to adjourn a meeting of the Issuer’s stockholders if there are not sufficient votes to adopt the Merger Agreement on the date on which the meeting of the stockholders of the Issuer is held, and (b) against any action, proposal, transaction or agreement that is intended or that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, prevent or delay the consummation of, or otherwise be inconsistent with, the Merger or any of the other transactions contemplated by the Merger Agreement. The Funds granted an irrevocable proxy to vote their shares of Common Stock in accordance with the foregoing, exercisable only if the Funds fail to comply with their obligations under the Voting Agreement within certain timeframes set forth therein. The Funds also agreed to certain restrictions on transfer of their shares of Common Stock as further set forth in the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the conclusion of any meeting of the stockholders of the Issuer, however called, at which the vote in respect of the matters contemplated by the Voting Agreement is taken, or (iv) the date of any amendment, waiver or modification of the Merger Agreement without the Funds’ prior written consent that has the effect decreasing or changing the form of consideration payable to the stockholders of the Issuer pursuant to the Merger Agreement, extending the Outside Date (as defined in the Merger Agreement) or imposing any material restrictions or additional material conditions on the consummation of the Merger or the payment of the Merger consideration or that is otherwise material and adverse to the Funds.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interests in the Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are amended and restated to read as follows:

(a) As of the date hereof, the Third Point Reporting Persons beneficially own an aggregate of 6,668,229 shares of Common Stock held by the Funds (the “Shares”). The Shares represent approximately 14.3% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 46,612,805 shares of Common Stock outstanding as of June 10, 2019, as reported in the Merger Agreement.

(b) Each of the Third Point Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds and the shares of Common Stock issued to Mr. Loeb from time to time in his capacity as a director of the Issuer.

(c)  Other than a grant of 844 shares of Common Stock to Mr. Loeb in his capacity as a director of the Company, which occurred on May 15, 2019, there have been no transactions in the securities of the Issuer effected in the last 60 days by the Third Point Reporting Persons, inclusive of any transactions effected through the filing of this Amendment No. 10.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Voting Agreement defined and described in Item 4.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit 99.1: Voting and Support Agreement, dated as of June 16, 2019, by and among the Reporting Persons, Parent and Merger Sub.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2019

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

/s/ William Song
Name: William Song
Title: Attorney-in-Fact